Exhibit 12.1
Green Bankshares, Inc.
Ratio of Combined Fixed Charges and Preferred Dividends to Earnings

	9 months
	2008	2007	2006	2005	2004	2003
Fixed charges:
Interest expense — deposits	$43,657	$61,372	$36,090	$23,481	$12,199	$12,631
Interest expense — other borrowings	13,812	20,601	9,310	4,924	3,859	3,283
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—	—
Interest expense — rentals
Preferred dividend requirement of consolidated subsidiaries	—	—	—	—	—	—

Total fixed charges:	$57,469	$81,973	$45,400	$28,405	$16,058	$15,914

Earnings:
Pretax earnings	$15,156	$38,520	$34,452	$22,837	$19,227	$16,018
Fixed charges above	57,469	81,973	45,400	28,405	16,058	15,914
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—

Less:
Interest capitalized	—	—
Preference securities dividend requirements of consolidated subsidiaries	—	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—

Total earnings	$72,625	$120,493	$79,852	$51,242	$35,285	$31,932

Ratio of fixed charges to earnings:
Excluding interest on deposits	210%	287%	470%	564%	598%	588%
Including interest on deposits	126%	147%	176%	180%	220%	201%